SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: December 4, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007 (unaudited)
10. RECONCILIATION OF CANADIAN GAAP TO US GAAP
The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to US GAAP. Significant differences between Canadian and US GAAP are as follows:

		Nine	Nine	Three	Three	Cumulative
		Month	Month	Month	Month	from inception
		Period	Period	Period	Period	on April 2,
		Ending	Ending	Ending	Ending	1998 to
		September	September	September	September	September 30,
		30, 2007	30, 2006	30, 2007	30, 2006	2007
	Notes	$	$	$	$	$

Net loss — Canadian GAAP		11,556,714	9,407,419	3,763,901	3,425,169	76,436,780,
Amortization of intellectual property	(1)	(271,125)	(271,125)	(90,375)	(90,375)	(2,982,375)
Future income tax recovery	(1)	—	—	—	—	1,115,000

Net and comprehensive loss — US GAAP		11,285,589	9,136,294	3,673,526	3,334,794	74,569,405

Basic and diluted loss per common share — US GAAP		(0.28)	(0.25)	(0.09)	(0.09)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.
Balance sheet items in accordance with US GAAP are as follows:

		September 30, 2007		December 31, 2006

		Canadian	US	Canadian	US
	Notes	GAAP	GAAP	GAAP	GAAP

Intellectual property	(1)	5,085,755	4,453,130	5,079,805	4,176,055
Future income taxes	(1)	—	—	—	—
Contributed surplus	(1)	8,672,204	6,172,204	6,816,793	4,316,793
Deficit	(1)	76,436,780	74,569,405	65,030,066	63,433,816

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2007 (unaudited)
1.	“Push-Down” Accounting and In Process Research and Development
Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities. Under US GAAP, this would not be capitalized on acquisition.
As a result of removing the $2,500,000 from intellectual property in 1999 for US GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.
Adoption of New Accounting Standard
The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109”. FIN 48 establishes a single model to address accounting for uncertain tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition.
On January 1, 2007, the Company adopted the provisions of FIN 48. The Company made no adjustments to retained earnings related to adoption, there have been no material changes in the amount of unrecognized tax benefits since adoption, and the company anticipates no significant changes in the next 12 months.
The tax years 2001 - 2006 remain open for audit examination by the Canadian taxing jurisdictions to which the Company is subject.